Exhibit (e)(18)

February 24, 2021

John Sundy, M.D.

Re: Retention Award

Dear Dr. Sundy:

As you know, Merck Sharp & Dohme Corp. (“Parent”), through a subsidiary (“Merger Sub”), intends to acquire Pandion Therapeutics, Inc. (the “Company”) pursuant to an Agreement and Plan of Merger among Parent, Merger Sub and the Company (the “Merger Agreement”). We believe that your continued engagement after the consummation of the transactions contemplated by the Merger Agreement (the “Merger”) is essential to ensuring that the enterprise is a success, including flawless execution of the development plan. Accordingly, we are pleased to offer you the retention incentive package described below in this letter agreement (the “Retention Agreement”).

This Retention Agreement will become effective as of the Closing (as defined in the Merger Agreement) and is conditioned on completion of the Merger. The “Retention Period” referred to herein means the period beginning as of the Closing and ending on the first anniversary of the Closing. Capitalized terms used but not defined in this Retention Agreement have the meanings set forth in the Merger Agreement.

1. Compensation. Effective as of the Closing Date and throughout the Retention Period, your compensation shall be as follows:

a. Annual Base Salary. Your base salary will be at an annualized rate of $434, 600 (the “Base Salary”), payable in equal installments in accordance with the Company’s regularly established payroll procedures, less applicable deductions and withholdings.

b. Annual Target Bonus. You will have the opportunity to earn an annual bonus of up to forty percent (40%) of your Base Salary. The terms and conditions of your annual bonus will be governed by Parent’s Annual Incentive Plan (“AIP”); provided that, notwithstanding anything in the AIP,

(i) your target bonus percentage shall be as set forth above;

(ii) to be eligible to receive an annual bonus for the 2021 calendar year, you must be employed on December 31, 2021; provided that if the Company terminates you without Cause or you resign for Good Reason prior to December 31, 2021, you will be entitled to a pro rata portion of your target bonus for calendar year 2021, which shall equal an amount determined by multiplying a fraction, the numerator of which shall be the number of days you were employed with the Company during calendar year 2021, and the denominator of which shall equal 365,1 payable, less applicable deductions and withholdings, within 60 days following your termination date, subject to your executing a general release of claims in the form attached hereto as Exhibit A (the “Release”) within 45 days following your termination date, and such Release becoming effective; and

(iii) to be eligible to earn a full annual bonus for the 2022 calendar year, you must be employed on December 31, 2022; provided that if the Company terminates you without Cause or you resign for Good Reason prior to the Retention Date, or if your employment is terminated for any reason within ten (10) days following the Retention Date, you will be entitled to a pro rata portion of your target bonus for calendar year 2022, which shall equal an amount determined by multiplying a fraction, the numerator of which shall be the number of days you were employed with the Company during calendar year 2022, and the denominator of which shall equal 365, payable, less applicable deductions and withholdings, within 60 days following your termination date, subject to your executing the Release within 45 days following your termination date, and such Release becoming effective;

(iv) for calendar year 2022, your target bonus percentage will be forty percent (40%) of your Base Salary unless (A) you are placed in the position of Vice President at Parent or an affiliate, and (B) you remain employed at Parent or an affiliate until December 31, 2022, in which case your target bonus percentage will be forty-five percent (45%) of your Base Salary; and

(v) as of January 1, 2023, your AIP payment will be determined according to the terms of the AIP, or other standard bonus policies and practices applicable to similarly-situated employees, as in effect from time to time.

c. Future Equity Plan Participation. Parent anticipates that you will be eligible to participate in the Merck & Co., Inc. 2019 Incentive Stock Plan (the “Stock Plan”) beginning in the first calendar year following the date on which the Company is integrated into Parent’s pay and benefits systems, subject to the terms and conditions of the Stock Plan, and assuming you remain a full-time employee in a position similar to your current position. Although the timing is not certain, Parent currently expects this integration to be within a timeframe that would permit your participation in the Stock Plan as of January 1, 2022.

2. Special Retention Bonus.

a. Retention Bonus. To provide you with an incentive to remain with the Company following the Closing, you will be eligible for an aggregate cash retention bonus of $534,600 (the “Retention Bonus”), subject to your continued employment with the Company (or any of its subsidiaries, successors or affiliates, including Parent) through the last day of the Retention Period (the “Retention Date”). The Retention Bonus will be payable in a single lump sum payment, less applicable withholdings and deductions, within fifteen (15) business days following the end of the Retention Period.

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This is illustrated by the following example: Your target bonus amount for the full calendar year 2021 is $173,840. If you had a qualifying termination on September 30, 2021, the fraction referred to above would be 273 / 365 (or 75%), resulting in a prorated bonus of $130,380.

b. Early Termination. If the Company terminates your employment without Cause or if you resign for Good Reason (as such terms are defined below) prior to the Retention Date, the full amount of your Retention Bonus will be payable, less applicable deductions and withholdings, within 60 days following your termination date, subject to your executing the Release within 45 days following your termination date, and such Release becoming effective. If your employment ends for any other reason prior to the Retention Date, you will not receive any portion of the Retention Bonus.

For purposes of this Section 2:

(i) “Cause” shall mean any of (A) your conviction of, or plea of guilty or nolo contendere to, any crime involving dishonesty or moral turpitude or any felony; or (B) a good faith finding by the Company that you have (1) engaged in dishonesty, willful misconduct or gross negligence with respect to the Company or any of its affiliates; (2) committed an act that materially injures or would reasonably be expected to materially injure the reputation, business or business relationships of the Company or any of its affiliates (including without limitation an act involving discrimination, sexual harassment or sexual abuse, regardless of whether such act occurred in connection with your employment or during the employment period); (3) materially breached your obligation under any confidentiality, non-compete or other restrictive covenant provisions set forth in Parent’s Conditions of Employment attached hereto as Exhibit B or the Non-Competition and Non-Solicitation Agreement between you and the Company, or the Invention and Non-Disclosure Agreement between you and the Company (provided that, for purposes of this Section 2, in the event of any conflict between Parent’s Conditions of Employment and the Invention and Non-Disclosure Agreement, Parent’s Conditions of Employment shall govern); (4) materially violated Company policies or procedures; and/or (5) failed to reasonably perform (other than by reason of physical or mental illness or disability for a period of less than three consecutive months or in aggregate less than 20 weeks) your reasonably assigned duties to the Company’s reasonable satisfaction, following notice of such failure and a period of 30 days to cure; and

(ii) “Good Reason” shall mean the occurrence of any of the following events without your consent: (A) a material diminution in the nature or scope of your responsibilities, duties or authorities from those in effect as of the date of the Closing; provided, however, that Good Reason shall not include any such change that (1) is communicated to you by Parent prior to Closing or (2) is principally due, directly or indirectly, to the Merger (including without limitation the fact that the Company will no longer be an independent company and you may be employed by a subsidiary of Parent); (B) the Company’s material and adverse breach of this Agreement; (C) a requirement that your principal place of providing services to the Company change by more than 50 miles, other than in a direction that reduces your daily commuting distance; (D) any material reduction in your Base Salary or Target Bonus (other than in connection with, and in an amount substantially proportionate to, reductions made by the Company to the base salaries or target bonuses of other executives but in no event greater than 10 percent); provided, however, that no such event shall constitute Good Reason unless (x) you provide written notice of such event to the Company within thirty (30) days of the occurrence of such event, (y) the Company fails to cure such event within thirty (30) days following receipt of such written notice, and (z) you actually terminate employment with the Company within thirty (30) days following the expiration of the Company’s cure period.

3. Employment Agreement.

a. Prior Employment Agreement. As of the Closing Date, the employment agreement between you and the Company dated July 12, 2020 (the “Employment Agreement”) will be terminated and have no further force or effect. Upon the termination of the Employment Agreement, (a) you will be eligible to participate in the benefit plans and programs maintained by Parent on terms comparable to those of similarly-situated employees, subject to the terms and conditions of such plans and programs (except as provided in Section 4, below); and (b) you will be an at-will employee which means that, notwithstanding any other provision set forth herein or in any other agreement, plan or policy of Parent or the Company, your employment relationship can be terminated by either Party for any reason, at any time, with or without prior notice and with or without Cause. For the avoidance of doubt, upon the termination of your Employment Agreement and the effective date of this Retention Agreement (in each case, occurring contemporaneously with the Closing Date), you will no longer have any obligation to repay the sign-on bonus described in Section 4(g) of the Employment Agreement.

b. Post-Closing Responsibilities. Although Parent’s post-Closing integration plans are still under development, Parent anticipates that, immediately following the Closing, you will retain your current title and continue to perform your current duties and responsibilities, under the direction of Merck MRL. As the integration proceeds, your role and responsibilities will necessarily evolve to meet the needs of the business.

c. Outside Activities. During your employment with the Company, you agree to dedicate your full business time, energy and best efforts to the business and affairs of the Company and agree not to engage in any outside activity that interferes with your employment responsibilities or conflicts with the Company’s or Parent’s material interests. You further agree to comply with Parent’s Corporate Policy 10.0: Conflicts of Interest and Global Standard 10.2.1: Review and Approval Process for External Board Participation, copies of which have been previously provided to you. To the extent necessary, Parent will cooperate with you to obtain, prior to the Closing, a determination from Parent’s Office of Ethics with respect to your continued participation as a member of the board of directors and advisory boards on which you currently serve.

4. Severance. Following the Closing, you will be eligible to participate in the Merck & Co., Inc. U.S. Separation Benefits Plan (the “Parent Severance Plan”), subject to the terms and conditions thereof, as may be in effect from time to time; provided that, notwithstanding anything to the contrary in this Section 4 or in the terms and conditions of the Parent Severance Plan, if you become eligible to receive Separation Benefits under the terms of Section 3 of the Parent Severance Plan, (a) your Separation Pay will equal 12 months of your Annual Base Salary and (b) your Benefits Continuation Period will be 52 weeks (as such terms are defined under the Parent Severance Plan). Your Separation Benefits will be paid according to Section 5 of the Parent Severance Plan, to the extent such treatment is consistent with the requirements for exemption from (or compliance with) Section 409A of the Internal Revenue Code of 1986, as amended. Separation Benefits are not payable in the case of a voluntary termination of employment. However, following the Retention Date, Parent will reasonably review any request by you to terminate your employment pursuant to the Parent Severance Plan.

5. Confidentiality of this Retention Agreement. You agree to keep the fact and substance of this Retention Agreement completely confidential. You understand that this confidentiality restriction includes and expressly prohibits disclosure through social media, including social or professional networking websites, blogs, internet message boards, and/or video sharing websites. Except as otherwise provided in this Retention Agreement, you may disclose this Retention Agreement only to your current spouse/registered domestic partner, your attorney and your tax and financial advisors, and to each of them only if you first specifically and expressly inform such person of this confidentiality obligation and such person also agrees to be so bound. By your signature below, you represent that you have not, directly or through any third party, disclosed to any unauthorized person the fact or terms of this Retention Agreement before signing it. No provision of this Retention Agreement or the Release prohibits you from reporting or disclosing any actual, possible or potential violation of any federal, state or local law or regulation to any governmental agency or entity, or making other reports or disclosures that are protected under the whistleblower provisions of any federal, state or local law or regulation, in each such case without any prior authorization of, or prior, contemporaneous or subsequent notice to, the Company or Parent.

6. Miscellaneous.

a. This Retention Agreement shall operate for the benefit of, and shall be enforceable by, Parent, who is an intended third-party beneficiary. This Retention Agreement may not be amended without the written consent of Parent and the written agreement of the Company and you.

b. The payment of the Retention Bonus is intended to be exempt from the rules governing deferred compensation under Section 409A of the Internal Revenue Code of 1986, as amended, and this Retention Agreement shall be interpreted accordingly.

c. This Retention Agreement shall be governed by and interpreted under the laws of the State of Massachusetts, without regard to conflict of law principles that might refer interpretation to the laws of another jurisdiction.

7. Opportunity to Review. You acknowledge that you have had an adequate opportunity to independently review and read and obtain independent legal advice from counsel of your choosing with respect to the details of this Retention Agreement, and you confirm that you are executing this Retention Agreement freely, voluntarily, and without duress.

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As noted above, this Retention Agreement is contingent upon the Closing as contemplated by the Merger Agreement. Accordingly, this Retention Agreement will become null and void in all respects if the Merger is not completed, for whatever reason, including the termination of the Merger Agreement in accordance with its terms. In such case, the terms of your Employment Agreement without this Retention

Agreement shall continue to govern your employment relationship with the Company, unless otherwise agreed to by the parties in writing.

We look forward to working together toward the Company’s future success.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Retention Agreement to be executed as of the date first above written.

PANDION THERAPEUTICS, INC.

By:	/s/ Rahul Kakkar

Name:	Rahul Kakkar
Title:	Chief Executive Officer

Accepted and Agreed:

/s/ John Sundy
John Sundy, M.D.

Enclosures

Exhibit A – Form of Separation Agreement & General Release

Exhibit B – Merck & Co., Inc. Conditions of Employment